EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Fourth Quarter 2010 and Year-End 2010 Financial Results

YAHUD, ISRAEL, April 11, 2011 -- Magal S3 Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its financial results for the three and twelve month periods ended December 31, 2010. Management will hold an investors’ conference call later today, at 10am Eastern Time and 5pm Israel time, to discuss the results.

FOURTH QUARTER 2010 RESULTS SUMMARY

Revenues for the fourth quarter of 2010 totaled $15.1 million, an increase of 1% compared to the $15.0 million reported in the fourth quarter of 2009, and an increase of 13% compared to the $13.4 million reported in the prior quarter.

Gross profit for the fourth quarter of 2010 was $5.5 million, or 36.6% of revenues. This is compared to a gross profit of $6.2 million, or 41.7% of revenues as reported for the fourth quarter of 2009. The change in gross margin between quarters is due to the change in the sales mix between the quarters.

Operating loss for the fourth quarter of 2010 was reduced to $562,000 compared with an operating loss of $1.0 million reported in the fourth quarter of 2009.

Financing expenses in the quarter amounted to $405,000 compared to $503,000 in the fourth quarter of 2009. Financing expenses in the quarter were due to the interest accumulated on the bridge loan received from the Company’s principal shareholder as well as due to changes in the exchange rates of the Israel shekel and Canadian Dollar against the US Dollar.

Taxes on income in the quarter were $556,000 compared with tax expenses of $1 million in the fourth quarter of 2009. The relatively high tax expense in the quarter compared with prior quarters was due the fact that some of the Company’s subsidiaries achieved profitable operations in the fourth quarter of 2010. In the fourth quarter of 2009, the Company’s tax expense rate was relatively high due to valuation allowances recorded with respect to carry forward tax losses of one of our subsidiaries.

Net loss for the fourth quarter of 2010, was $1.5 million, compared with net income of US$1.7 million in the fourth quarter of 2009, which included income from discontinued operations of US$4.3 million following the sale of a European subsidiary.

Net loss per share in the fourth quarter of 2010 was $0.14, compared with net income per diluted share of $0.16 in the same period last year.

FULL YEAR 2010 RESULTS SUMMARY

Revenues for the year ended December 31, 2010 were US$49.7 million, an 8.8% decrease compared with the previous year. Gross profit for the year was US$18.3 million, representing 36.8% of revenues, compared with US$21.1 million, representing 38.7% of revenues in 2009. Operating loss for 2010 was US$4.7 million, compared with an operating loss of US$2.9 million in 2009.

Net loss for 2010 was US$6.2 million compared with a net loss of US$1.1 million in 2009. Net loss per share for the year ended December 31, 2010 was US$0.60, compared with a net loss per share of US$0.11 in 2009.

As of December 31, 2010, the Company’s backlog was $50.2 million, compared with $17.8 million on December 31, 2009.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “The continued sequential improvement in some of our quarterly metrics, particularly revenue, point to the fact that we are moving in the right direction. The fourth quarter and the first few months of 2011 have been very eventful for Magal as we won a number of contracts in various emerging markets, particularly Asia, South America and Africa, and we expect to see the revenues and results from these wins in the coming quarters.”

Continued Mr. Livneh, “Most important was the year-end $21 million contract we obtained to supply and integrate a security system for the port of Mobassa in Kenya, a highly prestigious project which will be partially financed by the World Bank.  We can also point to other recent wins including a security system for another seaport in West Africa, perimeter security systems in an airport and nuclear power stations in various countries in Asia, protection of a federal crisis bunker in South America, and protection of homeland security and other critical sites in Israel. We continue to compete for additional tenders in these regions where we have already substantially proven our capabilities, and we believe that the fruits of our efforts and success will become more apparent as we move into the second half of 2011 and beyond.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, April 11, 2011, at 10:00am Eastern Time.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US: 1 888 668 9141 ; Israel: 03 918 0609 ; UK: 0 800 917 5108 ; Intl.: +972 3 918 0609

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Year Ended December 31,			Three months Ended December 31,
	2010	2009	% change	2010	2009	% change
Revenue	$49,699	$54,518	(8.8)	$15,133	$14,966	1.1

Cost of revenue	31,400	33,404	(6.0)	9,587	8,726	9.9

Gross profit	18,299	21,114	(13.3)	5,546	6,240	(11.1)
Operating expenses:
Research and development, net	4,105	5,059	(18.8)	1,041	1,508	(31.0)
Selling and marketing	11,261	10,820	4.1	3,355	3,757	(10.7)
General and administrative	7,593	8,100	(6.3)	1,712	2,007	(14.7)
Total operating expenses	22,959	23,979	(4.3)	6,108	7,272	(16.0)

Operating loss	(4,660)	(2,865)		(562)	(1,031)
Financial expense, net	(967)	(1,568)	(38.4)	(405)	(503)	(19.5)

Loss from continuing operations before income taxes	(5,627)	(4,433)		(967)	(1,535)
Income tax	(602)	(864)	(30.03)	(556)	(1,013)	(45.1)

Net loss from continuing operations	(6,229)	(5,297)		(1,523)	(2,547)
Loss on discontinued operations, net	-	4,216		-	4,313
Net loss	(6,229)	(1,081)		(1,523)	1,766
Less: net income (loss) attributable to non-controlling interest	24	(54)		43	(54)
Loss attributable to Magal shareholders	(6,205)	(1,135)		(1,480)	1,712
Basic and diluted loss per share from continuing operations	$(0.60)	$(0.52)		$(0.14)	$(0.25)

Basic and diluted loss per share from discontinued operations, net	$--	$0.41		$-	$0.41

Basic and diluted net loss per share	$(0.60)	$(0.11)		$(0.14)	$0.16

	Twelve Months Ended Dec. 31,		Three months Ended Dec. 31,
	2010%	2009%	2010%	2009%

Gross margin	36.8	38.7	36.6	41.7
Research and development, net as a % of revenues	8.3	9.3	6.9	10.1
Selling and marketing as a % of revenues	22.7	19.8	22.2	25.1
General and administrative as a % of revenues	15.3	14.9	11.3	13.4
Operating margin	(9.4)	(5.3)	(3.7)	(6.9)
Net margin before discontinued operation	(12.5)	(9.7)	(10.1)	(17.0)
Gain on discontinued operation as a % of revenues	-	7.7	-	28.8
Net margin after discontinued operation	(12.5)	(2.1)	(9.8)	11.4

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	December 31,	December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$16,596	$11,869
Short term bank deposits	-	1,807
Restricted deposit	2,692	172
Trade receivables	15,106	12,328
Unbilled accounts receivable	2,927	5,892
Other accounts receivable and prepaid expenses	2,417	1,401
Deferred income taxes	474	272
Inventories	10,340	10,912
Total current assets	50,552	44,653

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,568	1,753
Long-term loans	-	200
Long-term bank deposits	2,196	40
Severance pay fund	2,148	2,476
Total long-term investments and receivables	5,912	4,469

PROPERTY AND EQUIPMENT, NET	6,794	9,178

OTHER INTANGIABLE ASSETS, NET	213	269

GOODWILL	2,026	2,053

ASSETS ATTRIBUTED TO DISCONTINUED OPERATION	-	28

TOTAL ASSETS	$65,497	$60,650

CURRENT LIABILITIES:
Short-term bank credit	$9,327	$8,234
Current maturities of long-term bank debt	503	1,824
Trade payables Customer advanced	3,937 2,428	4,018 2,330
Other accounts payable, accrued expenses and customer advances	7,745	7,601
Total current liabilities	23,940	24,007

LONG-TERM LIABILITIES:
Long-term bank debt	50	548
Major Share holder loan Deferred income	9,907 190	179
Accrued severance pay	3,394	3,562
Total long-term liabilities	13,541	4,289

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATION	-	45

SHAREHOLDERS' EQUITY	28,016	32,309

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$65,497	$60,650
Total bank debt to total capitalization	0.35	0.33
Current ratio	2.11	1.85